Exhibit 99.1

FORM 51-102F3
MATERIAL CHANGE REPORT

1.	Name and Address of Company

Aphria Inc. (“Aphria” or the “Company”)
1 Adelaide Street East, Suite 2310
Toronto, Ontario
M5C 1J4

2.	Date of Material Change

February 19, 2021

3.	News Release

The Company has not issued a news release in respect of this material change report.

4.	Summary of Material Change

The Company has filed a preliminary form of joint proxy statement/management information circular under the Company’s SEDAR profile under “Other” category, relating to the Company’s proposed plan of arrangement with Tilray, Inc.

5.	Full Description of Material Change

5.1          Full Description of Material Change

In connection with the amended and restated short form base shelf prospectus of the Company dated November 13, 2020 amending and restating the short form base shelf prospectus dated November 22, 2019 (the “Amended and Restated Short Form Base Shelf Prospectus”), the Company files this material change report incorporating by reference into the Amended and Restated Short Form Base Shelf Prospectus the following information found in the preliminary form of joint proxy statement/management information circular filed under the Company’s SEDAR profile under “Other” category:

i.	the section entitled “Risk Factors - Risks Related to the Arrangement”;

ii.	the section entitled “Risk Factors - Risks Related to the Combined Company”;

iii.	the section entitled “Description of the Arrangement - Our Reasons for the Arrangement”;

iv.	the section entitled “The Arrangement Agreement and Related Agreements”;

v.	the section entitled “Governance and Management of the Combined Company”;

vi.	the section entitled “Amendment to Tilray’s Organizational Documents”;

vii.	the section entitled “Certain Canadian Federal Income Tax Considerations”;

viii.	the section entitled “Certain U.S. Federal Income Tax Considerations”;

ix.	the section entitled “Information Concerning Tilray”;

x.	the section entitled “Description of the Combined Company Capital Stock”; and

xi.	Appendix “L” - Unaudited Pro Forma Condensed Combined Financial Statements of Tilray.

5.2          Disclosure for Restructuring Transactions

Not applicable.

6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

7.	Omitted Information

None.

8.	Executive Officer

The executive officer who can answer questions regarding this report is Mr. Carl Merton, Chief Financial Officer of the Company.  Mr. Merton can be reached at 519-398-8800.

9.	Date of Report

This report is dated February 19, 2021.